PINDUODUO INC.

February 5, 2019

VIA EDGAR

Ms. Katherine Bagley

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Pinduoduo Inc. (CIK No. 0001737806)

Registration Statement on Form F-1 (File No. 333-229523)

Dear Ms. Bagley:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Pinduoduo Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:30 p.m., Eastern Time on February 7, 2019, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and China International Capital Corporation Hong Kong Securities Limited, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Pinduoduo Inc.

By:	/s/ Zheng Huang
	Name:	Zheng Huang
	Title:	Chairman of the Board of Directors and Chief Executive Officer